# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD, SUITE 2100, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0001641172-25-026783
Filed by CIK 0001391935
Persons authorized to receive notices and communications: Wesley Cummins, Applied Digital Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas (TX), 75219, (214) 556-2465; Steven E. Siesser, Esq., Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, New York (NY), 10020, (212) 204-8688

## Reporting persons
- Wesley Cummins (CIK 0001391935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 21,154,050; shared voting power 0; sole dispositive power 21,154,050; shared dispositive power 0; aggregate amount beneficially owned 21,154,050 (7.4% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD, SUITE 2100, Dallas, Texas (TX), 75219
Comment: Explanatory Note: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on April 21, 2022, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the SEC on December 5, 2022 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed by the Reporting Person with the SEC on November 29, 2024 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed by the Reporting Person with the SEC on March 28, 2025 ("Amendment No. 3") and Amendment No. 4 to the Schedule 13D filed by the Reporting Person with the SEC on September 5, 2025 ("Amendment No. 4" and collectively the "Schedule 13D, as amended"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D, as amended, is hereby supplemented as follows:

On October 4, 2025, as the result of previously issued RSUs vesting, the Reporting Person received 100,000 shares of Common Stock, of which 39,350 shares of Common Stock were withheld for tax purposes (collectively, the "October 4, 2025 Vesting").

On October 10, 2025, as the result of previously issued RSUs vesting, the Reporting Person received 200,000 shares of Common Stock, of which 78,700 shares of Common Stock were withheld for tax purposes (collectively, the "October 10, 2025 Vesting").

The Reporting Person serves as President of 272 Capital, which indirectly held 903,970 shares of Common Stock pursuant to a certain Investment Management Agreement with the investment manager of certain trading accounts. On October 31, 2025, the Investment Management Agreement was terminated (the "October 2025 Investment Management Termination"). As a result of the October 2025 Investment Management Termination, the Reporting Person ceased having discretionary or voting authority with respect to the 903,970 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D, as amended, is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of October 31, 2025, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Ltd, of which the Reporting Person is the Chief Executive Officer, (ii) 2,099,163 shares of Common Stock held directly by the Reporting Person, (iii) 742,166 shares of Common Stock held by the Reporting Person's individual retirement account, and (iv) 722,483 shares of Common Stock held by 272 Capital, of which the Reporting Person is the President. The following RSUs are included in the Reporting Person's beneficial ownership as of October 31, 2025 except to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: (i) 600,000 RSUs granted on April 4, 2023, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, April 4, 2025 and October 4, 2025 and will further vest on April 4, 2026, and (ii) 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vested on October 10, 2025 and one-sixth (1/6) will further vest on April 10, 2026, October 10, 2026, April 10, 2027 and October 10, 2027. The Reporting Person's holdings represent an aggregate of approximately 7.4% of the Issuer's outstanding shares of Common Stock (based on 284,537,626 shares of Common Stock reported as issued and outstanding as of October 29, 2025 in the Issuer's Automatic Shelf Registration on Form S-3 filed with the SEC on October 31, 2025).

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Ltd, of which the Reporting Person is the Chief Executive Officer, (ii) 2,099,163 shares of Common Stock held directly by the Reporting Person, (iii) 742,166 shares of Common Stock held by the Reporting Person's individual retirement account, and (iv) 722,483 shares of Common Stock held by 272 Capital, of which the Reporting Person is the President. The following RSUs are included in the Reporting Person's beneficial ownership as of the date hereof except to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: (i) 600,000 RSUs granted on April 4, 2023, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, April 4, 2025 and October 4, 2025 and will further vest on April 4, 2026, and (ii) 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vested on October 10, 2025 and one-sixth (1/6) will further vest on April 10, 2026, October 10, 2026, April 10, 2027 and October 10, 2027. The Reporting Person's holdings represent an aggregate of approximately 7.4% of the Issuer's outstanding shares of Common Stock (based on 284,537,626 shares of Common Stock reported as issued and outstanding as of October 29, 2025 in the Issuer's Automatic Shelf Registration on Form S-3 filed with the SEC on October 31, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of October 31, 2025, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 21,154,050 shares of Common Stock, all of which securities he has sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
Except for the September 2025 Purchase Agreement, the October 4, 2025 Vesting, the October 10, 2025 Vesting and the October 2025 Investment Management Termination, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to or as of October 31, 2025.

Except for the September 2025 Purchase Agreement, the October 4, 2025 Vesting, the October 10, 2025 Vesting and the October 2025 Investment Management Termination, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to or as of the date hereof.

## Signatures
- Wesley Cummins: /s/ Wesley Cummins, Wesley Cummins (11/04/2025)